

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

August 6, 2007

Mr. Daryl K. Holcomb
Vice President and CFO
Ronson Corporation
Campus Drive
P.O. Box 6707
Somerset, NJ 08875

> **RE:** **Form 10-K for the fiscal year ended December 31, 2006**
> **Form 10-Q for the period ended March 31, 2007**
> **File No. 1-1031**

Dear Mr. Holcomb:

We have reviewed your response and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Financial Statements

General

2. We have reviewed your response to prior comment 3. On page 18 you disclose that the Ronson Aviation charter business had revenues of $358,000 for the year ended December 31, 2005 and $768,000 for the year ended December 31, 2004. You also disclose that this business had operating losses of $100,000 for the year ended December 31, 2005 and $61,000 for the year ended December 31, 2004. We remind you that paragraph 41 of SFAS 144 states that a component of an entity comprises of operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment, a reporting unit, a subsidiary, or an asset group. In light of the financial information provided in your Form 10-K, please help us further understand how you determined that your charter aircraft business did not represent a component of an entity. Please help us understand how the operations and cash flows of your charter aircraft business could only be partially distinguished. Your response should clearly indicate what can and cannot be distinguished, both operationally and for financial reporting purposes. Please also refer to Example 12 of SFAS 144.

Consolidated Statements of Cash Flows, page 53

3. We reissue prior comment 5. Please help us understand how you determined it was appropriate to include the effect of exchange rate changes in cash flows from operating activities instead of presenting these changes in the reconciliation between the cash and cash equivalents amount at the beginning of the period to the end of the period. See paragraph 25 of SFAS 95.

Note 1 – Summary of Significant Accounting Policies, page 54

4. We have reviewed your response to prior comment 7. Please confirm that you will include this disclosure in your future filings. Also, the range of useful lives for your buildings and improvements of three to fifty years and machinery and equipment of two to twenty years is very broad. Please breakout these categories into smaller components. For categories that still have very broad useful lives, you should separately discuss the types of assets that fall in each part of the range.

5. We have reviewed your response to prior comment 8. Please confirm that you will disclose the number of anti-dilutive securities by each type of security in your future filings.

Note 7 – Commitments and Contingencies, page 63

6. We have reviewed your response to prior comment 12. Please provide us with additional information regarding your lawsuits, claims and tax audits to demonstrate how you determined additional disclosure was not required. Please provide us with a summary of your current outstanding matters. For each matter, please tell us the following:
    *   the nature of the matter, including whether it is an environmental matter;
    *   the amount accrued; and
    *   whether there is at least a reasonable possibility that a loss or an additional loss may have been incurred. If so, tell us the possible loss or range of loss.

7. Please confirm that you will disclose the information you provided to us in your response regarding the environmental liability related to Prometcor. In addition, please disclose the expected payments for each of the five succeeding years and a reconciliation of the expected aggregate undiscounted amount to amounts recognized in your financial statements. See Question 1 of SAB Topic 5:Y.

Note 14 – Related Party Transactions, page 69

8. We note your response to prior comment 13. In October 1998 you entered into a consulting agreement with Mr. Dinger. In October 1998, Mr. Dinger also granted an option to you to purchase shares of common stock held by him. You expended $48,000 for the options during each of the three years ended December 31, 2006, which was charged to additional paid-in capital. You are paying $48,000 a year for an option for which you estimate the fair value to be approximately $3,000 at December 31, 2006. In addition, it appears that the exercise price of the option exceeded your stock price on the date the new option agreement was effective and continues to currently exceed your stock price. Please tell us how you determined

it was appropriate to separate this option agreement from the consulting agreement, which was originally entered into at the same time and continues to be in effect, for accounting purposes. In addition, please further advise how you determined the entire $48,000 is essentially a transaction in your own common stock. Tell us what consideration you gave to FTB No. 85-6 in determining that the entire amount on an annual basis should be recorded to additional paid-in capital.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief